

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2011

<u>Via E-mail</u>
Alceu Duilio Calciolari
Chief Executive Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

> **Re: Gafisa, S.A.**
> **Form 20-F for the Year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-33356**

Dear Mr. Calciolari:

   We issued an oral comment to you on the above captioned filing on September 20, 2011, which requested that you file your amended Form 20-F for the year ended December 31, 2009. As of the date of this letter, this comment remains outstanding and unresolved. We expect you will file your amended Form 20-F by January 6, 2012.

   If you do not file your amended Form 20-F by January 6, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

   If you have any questions regarding this comment, please direct them to Lisa Etheredge, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief

CC: Via E-mail to Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP